Fi'   :
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PROCESSED
SEP 08 2004
THOMSON
FINANCIAL

City e-Solutions Limited

(incorporated in the Cayman Islands with limited liability)

(Stock Code:557)

04036758

2004

Interim financial report
For the six months ended 30 June 2004

dlw 9/8

CONTENTS

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures.

CONSOLIDATED PROFIT & LOSS ACCOUNT

For the six months ended 30 June 2004 - unaudited

		Six months ended 30 June	
	Note	**2004**	**2003**
		HK$'000	*HK$'000*
Turnover	2	32,009	34,884
Cost of sales		(10,574)	(8,952)
Gross profit		21,435	25,932
Other income (net)		8,484	11,954
Administrative expenses	3	(23,974)	(26,669)
Profit from operations	2	5,945	11,217
Profit from ordinary activities before taxation	4	5,945	11,217
Taxation	5	(71)	(55)
Profit from ordinary activities after taxation		5,874	11,162
Minority interests		(401)	27
Profit attributable to shareholders		5,473	11,189
Dividends	6	—	—
Retained profit for the period		5,473	11,189
Earnings per share	7		
Basic		1.43 cents	2.92 cents

The notes on pages 6 to 12 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - *Unaudited*

	Share Capital *HK$'000*	Reserves *HK$'000*	Total *HK$'000*
As at 1 January 2003	383,126	172,971	556,097
Final dividends in respect of the previous financial year, approved and paid during the interim period of 2 cents per share	—	(7,663)	(7,663)
Profit for the 1st half year	—	11,189	11,189
Exchange differences on translation of financial statements of foreign subsidiaries	—	(70)	(70)
As at 30 June 2003	383,126	176,427	559,553
As at 1 July 2003	383,126	176,427	559,553
Profit for the 2nd half year	—	21,917	21,917
Exchange differences on translation of financial statements of foreign subsidiaries	—	(617)	(617)
As at 31 December 2003	383,126	197,727	580,853
As at 1 January 2004	383,126	197,727	580,853
Final dividends in respect of the previous financial year, approved and paid during the interim period of 3 cents per share	—	(11,494)	(11,494)
Profit for the 1st half year	—	5,473	5,473
Exchange differences on translation of financial statements of foreign subsidiaries	—	767	767
As at 30 June 2004	383,126	192,473	575,599

The notes on pages 6 to 12 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

At 30 June 2004 - unaudited

	Note	At 30 June 2004 *HK$'000*	At 31 December 2003 *HK$'000*
Non-current assets			
Fixed assets		4,011	5,255
Intangible assets		444	473
Other financial assets		538	279
Total non-current assets		4,993	6,007
Current assets			
Other financial assets		103,388	58,240
Trade and other receivables	8	27,143	38,060
Cash and cash equivalents	9	491,534	527,166
Total current assets		622,065	623,466
Current liabilities			
Trade and other payables	10	(24,624)	(22,360)
Provision for taxation		(1,087)	(1,048)
Total current liabilities		(25,711)	(23,408)
Net current assets		596,354	600,058
Total assets less current liabilities		601,347	606,065
Minority interests		(25,748)	(25,212)
NET ASSETS		575,599	580,853
CAPITAL AND RESERVES			
Share capital	11	383,126	383,126
Reserves	12	192,473	197,727
		575,599	580,853

The notes on pages 6 to 12 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2004 - unaudited

	Six months ended 30 June	
	2004	**2003**
	HK$'000	*HK$'000*
Net cash inflow from operating activities	13,805	3,460
Net cash outflow from investing activities	(38,842)	(25,078)
Net cash outflow from financing activities	(11,494)	(7,663)
Decrease in cash and cash equivalents	(36,531)	(29,281)
Cash and cash equivalents at 1 January	527,166	553,372
Effects of foreign exchange rate changes	899	(21)
Cash and cash equivalents at 30 June	491,534	524,070
Analysis of the balances of cash and cash equivalents		
Cash at banks and in hand	24,634	27,927
Deposits with banks and other financial institutions	466,900	496,143
	491,534	524,070

The notes on pages 6 to 12 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1. BASIS OF PREPARATION

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the board of directors is included on page 13.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The financial information relating to the financial year ended 31 December 2003 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2003 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 19 February 2004.

The same accounting policies adopted in the 2003 annual accounts have been applied to the interim financial report.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2003 annual accounts.

2. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding:	The activities of investing.
Hospitality related services:	The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, payroll services and procurement services.

	Investment Holding Six months ended 30 June		Hospitality Related Services Six months ended 30 June		Consolidated Six months ended 30 June	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	2,272	6,086	29,737	28,798	32,009	34,884
Profit/(loss) from operations	3,655	12,020	2,290	(803)	5,945	11,217
Taxation					(71)	(55)
Minority interests					(401)	27
Profit attributable to shareholders					5,473	11,189
Depreciation and amortisation for the period	618	541	307	951	925	1,492

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore.

The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers.

	Hong Kong Six months ended 30 June		**Singapore Six months ended 30 June**		**United States Six months ended 30 June**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	1,641	5,337	1,541	786	28,827	28,761
Profit/(loss) from operations	3,356	11,342	541	678	2,048	(803)

3. ADMINISTRATIVE EXPENSES

Administrative expenses were largely incurred by the hospitality related services business units.

4. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2004	**2003**
	HK$'000	*HK$'000*
Depreciation of fixed assets	894	1,461
Amortisation of intangible assets	31	31
Exchange (gain)	(1,751)	(4,351)
Net loss/(gain) on sale of fixed assets	16	(65)
Unrealised (gain) on stating securities at fair value (net)	(6,190)	(7,458)

5. TAXATION

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Hong Kong taxation	—	—
Overseas taxation	71	55
	71	55

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The Group did not have material unprovided deferred taxation at the balance sheet date.

6. DIVIDENDS

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2004 (2003: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2003: HK 2 cents) per share	11,494	7,663

7. EARNINGS PER SHARE

a) Basic earnings per share

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$5.5 million (2003: HK$11.2 million) and on 383,125,524 (2003: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

8. TRADE AND OTHER RECEIVABLES

Trade and other receivables net of provisions for bad and doubtful receivables are analysed as follows:

	At 30 June 2004 *HK$'000*	**At 31 December 2003** *HK$'000*
Current	8,239	6,488
1 to 3 months overdue	2,373	6,016
More than 3 months overdue but less than 12 months overdue	4,273	1,650
Total trade receivables	14,885	14,154
Other receivables, deposits and prepayments	8,040	5,965
Amounts owing by affiliated companies	4,218	3,181
Dividend receivable	—	14,760
	27,143	38,060

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

9. CASH AND CASH EQUIVALENTS

	At 30 June 2004 *HK$'000*	**At 31 December 2003** *HK$'000*
Deposits with banks and other financial institutions	466,900	497,056
Cash at bank and in hand	24,634	30,110
	491,534	527,166

10. TRADE AND OTHER PAYABLES

Trade and other payables are analysed as follows:

	At 30 June 2004 *HK$'000*	At 31 December 2003 *HK$'000*
Due within one month or on demand	2,207	1,890
Total trade payables	2,207	1,890
Other payables and accrued charges	22,417	19,916
Amounts owing to affiliated companies	—	554
	24,624	22,360

11. SHARE CAPITAL

Issued and fully paid	No. of shares *'000*	*HK$'000*
At 30 June 2004	383,126	383,126

During the period ended 30 June 2004, there was no change in the Company's issued share capital.

At 30 June 2004, there were no outstanding share options.

12. RESERVES

The movements in reserves are set out in the Consolidated Statement of Changes in Equity.

13. COMMITMENTS

The total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	At 30 June 2004 *HK$'000*	At 31 December 2003 *HK$'000*
Payable within 1 year	998	954
Payable after 1 year but within 5 years	257	760
	1,255	1,714

14. MATERIAL RELATED PARTY TRANSACTIONS

During the period, there were the following material related party transactions:

	Six months ended 30 June	
	2004	**2003**
	HK$'000	*HK$'000*
Dividend income received from a related company	293	1,052
Pricing determined on agreed terms:		
Management fees received/receivable from affiliated company	11,856	11,721
Income from sale of operating equipment received/receivable from affiliated companies	67	—

In addition, the Group purchased shares through a stock broking company, which is a related company, as follows:

	Six months ended 30 June	
	2004	**2003**
	HK$'000	*HK$'000*
Purchase of shares in a related company	—	24,768

INDEPENDENT REVIEW REPORT

To the Board of Directors of City e-Solutions Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 2 to 12.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants.

A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.

KPMG
Certified Public Accountants

Singapore, 30 July 2004

INTERIM DIVIDEND

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2004 (2003: Nil cents).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its operating activities in the United States.

After a tentative start to the year, the US hospitality industry has witnessed a palpable rebound in activities in the first half of 2004 compared to the previous year. However, the pace of recovery varied amongst the different regions.

For the 1st half of 2004, SWAN recorded operating revenues of HK$28.8 million, which was unchanged from the previous corresponding period. However, a pre-tax profit of HK$2.0 million was registered compared to a small loss of HK$0.8 million incurred in the previous corresponding period. The improvement was assisted by the absence of the allowance for doubtful receivables of HK$2.7 million incurred in the previous corresponding period.

Financial Commentary

Group Performance

The Group recorded a net profit attributable to its shareholders of HK$5.5 million, a decrease of 51.1%, as compared to a profit of HK$11.2 million in the previous corresponding period. The decrease in net profit can be attributed mainly to lower interest income and exchange gain.

The Group's turnover decreased by 8.2% to HK$32.0 million from HK$34.9 million due mainly to lower interest income. As the interest rate continues to remain low, approximately HK$38.8 million was invested in equity security during the period under review, hence reducing the Group's interest generating cash deposits.

Net other income amounted to HK$8.5 million, a decrease of HK$3.5 million, from HK$12.0 million reported in the previous corresponding period due mainly to a lower exchange gain as the majority of the Group's cash is held in United States dollar.

Financial Position, Cash Flow and Borrowings

As at 30 June 2004, the Group's gross assets stood at HK$627.1 million, marginally lower from HK$629.5 million as at 31 December 2003.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$13.8 million. The cash outflow on investing and financing activities amounted to HK$38.8 million being investment in equity security and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$491.5 million as at 30 June 2004, down from HK$527.2 million as at 31 December 2003.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

As at 30 June 2004, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2003. The total payroll costs for the period under review was HK$15.5 million.

Prospects

The economic climate in the United States is showing clear signs of recovery which will provide a conducive environment to the business. The hotel management business and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

We will be more active in the coming six months to capitalize on investment opportunities. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2004.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2004, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

DIRECTORS' INTERESTS IN SHARES

(a) As at 30 June 2004, the interests of the Directors of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:-

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 each
Kwek Leng Beng	personal	361,115
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	59,510
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	124,814
	family	114,345
Wong Hong Ren	family	4,950

City Developments Limited *(Cont'd)*

Name of Director	Nature of Interest	Number of Warrants
Kwek Leng Beng	personal	36,110
Vincent Yeo Wee Eng	personal	1,832
Kwek Leng Joo	personal	5,951
Kwek Leng Peck	personal	99,900
Gan Khai Choon	personal	12,481
	family	11,434

Name of Director	Nature of Interest	Number of Preference Shares of S$0.05 each
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Vincent Yeo Wee Eng	personal	500,000
Wong Hong Ren	personal	2,000,000

Note: CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc ("M&C"), certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows: -

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
	B	05/03/1998	15,186	£4.6087	05/03/2001 to 04/03/2005
	B	05/03/1999	20,693	£4.8321	05/03/2002 to 04/03/2006
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme") approved by shareholders of M&C on 21 May 2002, certain Director(s) have outstanding options thereunder ("M&C Options") to subscribe for M&C Shares for cash as follows: -

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	17/03/2007 to 16/03/2014

**Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Save as disclosed herein, as at 30 June 2004, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2004, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of Shareholder	Number of Shares Held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	*(1)*	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	*(2)*	60.26%
Kwek Holdings Pte Ltd	230,866,817	*(3)*	60.26%
Davos Investment Holdings Private Limited	230,866,817	*(4)*	60.26%
Kwek Leng Kee	230,866,817	*(5)*	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000		9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850		9.20%
Aberdeen Asset Management Asia Ltd	23,052,000		6.02%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.
2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.
3. The interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.
4. The interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.
5. The interest of Davos Investment Holdings Private Limited in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

Save as stated above, no person or corporation was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2004.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30 July 2004

As at the date hereof, the Board is comprised of 10 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is non-executive Director, namely Mr. Wong Hong Ren and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Chan Bernard Charnwut.

主要股東

於二零零四年六月三十日，根據證券及期貨條例第336條所規定存置之登記冊所記錄，以下人士擁有本公司已發行股本5%或以上權益：

股東名稱	持有股份數目 *附註*	所持本公司股份百分比
eMpire Investments Limited	190,523,819	49.73%
城市發展有限公司	200,854,743 (1)	52.43%
Hong Leong Holdings Limited	21,356,085	5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817 (2)	60.26%
Kwek Holdings Pte Ltd	230,866,817 (3)	60.26%
Davos Investment Holdings Private Limited	230,866,817 (4)	60.26%
Kwek Leng Kee	230,866,817 (5)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,250,000	9.98%
Farallon Capital Offshore Investors, Inc.	35,232,850	9.20%
Aberdeen Asset Management Asia Ltd	23,052,000	6.02%

附註：

1 於城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份(佔本公司已發行股本約52.43%)中，其中190,523,819股股份由eMpire Investments Limited持有。

2 城市發展及Hong Leong Holdings Limited分別於200,854,743股股份及21,356,085股股份擁有權益，已包括在已披露之股份總數內。

3 Hong Leong Investment Holdings Pte. Ltd.於230,866,817股股份擁有權益，佔本公司已發行股本約60.26%，已包括在已披露之股份總數內。

4 Hong Leong Investment Holdings Pte. Ltd.於230,866,817股股份擁有權益，佔本公司已發行股本約60.26%，已包括在已披露之股份總數內。

5 Davos Investment Holdings Private Limited於230,866,817股股份擁有權益，佔本公司已發行股本約60.26%，已包括在已披露之股份總數內。

除上述者外，並無任何人士或公司於二零零四年六月三十日於本公司之股份或相關股份中，擁有根據證券及期貨條例第336條須註入所規定存置之登記冊內之權益或淡倉。

承董事會命
主席
郭令明

香港，二零零四年七月三十日

於刊發本報告之日，董事會由十名董事組成，其中六名為執行董事郭令明先生、楊為榮先生、郭令裕先生、郭令栢先生、顏溪俊先生及葉偉霖先生；一名為非執行董事王鴻仁先生；及其餘三名為獨立非執行董事羅嘉瑞醫生、李積善先生及陳智思先生。

(b) 根據由Millennium & Copthorne Hotels plc(「M&C」)管理之Millennium & Copthorne Hotels行政人員購股權計劃(「一九九六年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C 購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	A	一九九八年三月五日	6,509	4.6087英鎊	二零零一年三月五日至二零零八年三月四日
	B	一九九八年三月五日	15,186	4.6087英鎊	二零零一年三月五日至二零零五年三月四日
	B	一九九九年三月五日	20,693	4.8321英鎊	二零零二年三月五日至二零零六年三月四日
王鴻仁	B	二零零一年三月十四日	69,364	4.3250英鎊	二零零四年三月十四日至二零零八年三月十三日
	B	二零零二年三月十五日	83,720	3.2250英鎊	二零零五年三月十五日至二零零九年三月十四日

(c) 根據M&C之股東於二零零二年五月二十一日批准之Millennium & Copthorne Hotels plc二零零三年行政人員購股權計劃(「二零零三年計劃」),若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下:

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
王鴻仁	II	二零零三年三月十日	124,031	1.9350英鎊	二零零六年三月十日至二零一三年三月九日
	II	二零零四年三月十六日	44,999	2.9167英鎊	二零零七年三月十七日至二零一四年三月十六日

*附註: 一九九六年計劃分兩部份。A部份已獲英國稅務局於一九九六年四月十二日根據Income and Corporation Taxes Act 1988之附表9之規定批准。B部份專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。除一九九六年計劃外,二零零三年計劃同時授出經批准及未經批准購股權。

(d) 除本報告所披露外,於二零零四年六月三十日,本公司各董事及行政總裁或其聯繫人士於本公司或其任何相聯法團之任何股份、相關股份或債券中概無擁有任何權益或淡倉。

城市發展有限公司*(續)*

董事姓名	權益性質	認股權證數目
郭令明	個人	36,110
楊為榮	個人	1,832
郭令裕	個人	5,951
郭令栢	個人	99,900
顏溪俊	個人	12,481
	家族	11,434

董事姓名	權益性質	每股面值 0.05新加坡元之 優先股數目
郭令明	個人	144,445
郭令裕	個人	100,000

Hong Leong Investment Holdings Pte.Ltd.

董事姓名	權益性質	每股面值 100.00新加坡元之 普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
郭令栢	個人	304
顏溪俊	家族	247

CDL Hotels New Zealand Limited

董事姓名	權益性質	無面值 之普通股數目
郭令明	個人	3,000,000
楊為榮	個人	500,000
王鴻仁	個人	2,000,000

附註： CDL Hotels New Zealand Limited為Millennium &Copthorne Hotels plc(城市發展有限公司之附屬公司)之非直接附屬公司。城市發展有限公司為本公司之控股公司。本公司之董事會視Hong Leong Investment Holdings Pte.Ltd.為本公司之最終控股公司。

董事於股份之權益

(a) 於二零零四年六月三十日，本公司各董事於本公司或其相聯法團(定義見證券及期貨條例第XV部(「證券及期貨條例」))之股份及相關股份中擁有根據證券及期貨條例第352條須記入所規定存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

本公司

董事姓名	權益性質	每股面值 1.00港元之普通股數目
郭令明	個人	3,286,980
楊為榮	個人	718,000
郭令裕	個人	1,436,000
郭令栢	個人	2,082,200
顏溪俊	個人	1,041,100
葉偉霖	個人	520,550
王鴻仁	個人	1,513,112
陳智思	個人	53,850

城市發展有限公司

董事姓名	權益性質	每股面值 0.50新加坡元之普通股數目
郭令明	個人	361,115
楊為榮	個人	18,323
郭令裕	個人	59,510
郭令栢	個人	43,758
顏溪俊	個人	124,814
	家族	114,345
王鴻仁	家族	4,950

審核委員會

本公司之審核委員會成員由本公司兩名獨立非執行董事組成。審核委員會已審閱本集團截至二零零四年六月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

本公司於期內一直遵守香港聯合交易所有限公司上市規則附錄十四所載之最佳應用守則。獨立非執行董事並無特定委任年期，但須根據本公司之公司組織章程細則於股東週年大會輪流告退及膺選連任。

遵守董事進行證券交易之標準守則

本公司已採納香港聯合交易所有限公司上市規則附錄十所載之「上市發行人董事進行證券交易之標準守則」(「標準守則」)。全體董事已確認，彼等於回顧期內一直遵守標準守則。

購買、出售或贖回本公司上市證券

截至二零零四年六月三十日止六個月，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

財務狀況、現金流量及借貸

於二零零四年六月三十日，本集團之資產總值為627,100,000港元，較二零零三年十二月三十一日錄得629,500,000港元輕微減少。

本集團呈報之業績以港元為結算單位，本集團之宗旨乃以港元為結算單位，以保存其價值。

於回顧期間，經營現金流入淨額為13,800,000港元。投資及融資活動之現金流出為38,800,000港元，用以投資於股本證券，另11,500,000港元已作為股息派發予股東。因此，於二零零四年六月三十日，本集團之現金及現金等價物為491,500,000港元，較二零零三年十二月三十一日之527,200,000港元有所減少。

於回顧期內，本集團並無借貸。

財資活動

本集團大部分現金為美元存款，因此，只要港元仍維持現行與美元掛鈎之安排買賣，外幣風險將可減至最低。

僱員

於二零零四年六月三十日，本集團共42名僱員，維持於截至二零零三年十二月三十一日止最近一個財政年度之水平。於回顧期內已付之薪酬成本總額為15,500,000港元。

前景

美國經濟環境呈現明顯復甦跡象，營造有利之營商環境。酒店管理業務與訂房分銷及顧問業務單位正繼續就多項有潛力之合約進行磋商，並對部分此等合約可望於本年下半年轉為多年合約抱樂觀態度。

吾等於未來六個月將更積極把握投資機會。撇除不可預見之情況，本集團之酒店有關業務於二零零四年下半年將會繼續取得滿意之成績。

中期股息

本公司董事已議決不宣派截至二零零四年六月三十日止六個月之中期股息(二零零三年：零仙)。

管理層討論及分析

業務回顧

透過SWAN Holdings Limited Group(「SWAN」，本集團擁有其85%之附屬公司)，本集團之絕大部分業務為於美國經營。

美國酒店業於年初重現曙光後，於二零零四年上半年較上年同期比較呈現明顯復甦。然而，不同地區之復甦步伐並不一致。

於二零零四年上半年，SWAN錄得經營收入28,800,000港元，維持於上年同期之水平，但錄得除稅前溢利2,000,000港元，反觀上年同期則錄得輕微虧損800,000港元。並無計入上年同期就呆壞應收賬作出準備2,700,000港元，業績已有所改善。

財務回顧

集團表現

本集團錄得股東應佔純利5,500,000港元，較上年同期溢利11,200,000港元減少51.1%。純利減少主要是由於利息收入及滙兌收益減少所致。

本集團之營業額由34,900,000港元，減少8.2%至32,000,000港元，這主要是由於利息收入減少所致。鑑於利率持續低企，回顧期內已將約38,800,000港元投資於股本證券，因而令本集團之生息現金存款減少。

其他收入淨額為8,500,000港元，較上年同期錄得12,000,000港元減少3,500,000港元，這主要是由於本集團大部分現金為美元，令滙兌收益減少所致。

獨立審閱報告

致City e-Solutions Limited董事會

緒言

吾等遵照　貴公司之指示，審閱載於第2至第12頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，編製中期財務報告須符合有關條文及香港會計師公會發出之會計實務準則第25號「中期財務報告」。編製中期財務報告乃董事之責任，並已經董事批准。

吾等之責任為根據吾等之審閱結果，對中期財務報告作出獨立之總結，並依據吾等協定之聘任條款只向整體董事會呈報吾等之總結，除此以外並無其他目的。吾等不會就本報告之內容，對任何其他人士負責或承擔責任。

已進行之審閱工作

吾等根據香港會計師公會發出之核數準則第700號「審閱中期財務報告之委聘」進行審閱。

審閱主要包括向集團管理層諮詢，及對中期財務報告應用分析程序，及除另作披露之部份外，據此評核會計政策及呈列方式是否獲貫徹應用。審閱不包括測試內部監控及核實資產、負債及交易等審核程序。此審閱範圍較審核範圍為小，因此其保證程度亦比審核低。因此，吾等不會就此中期財務報告發表審核意見。

審閱總結

按照吾等之審閱結果，但此審閱結果並不構成審核之一部份，吾等並不知悉任何須在截至二零零四年六月三十日止六個月之中期財務報告作出重大修改之事項。

畢馬威會計師事務所
執業會計師

新加坡，二零零四年七月三十日

14. 重大關連人士交易

期內，重大關連人士交易如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
收取一間關連公司之股息收入	293	1,052
按協定條款釐定價格：		
已收／應收聯號公司之管理費	11,856	11,721
已收／應收聯號公司銷售營運設備之收入	67	—

此外，本集團透過一間股票經紀行(乃一間關連公司)購入股份如下：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
購買一間關連公司之股份	—	24,768

10. 貿易及其他應付款

貿易及其他應付款分析如下：

	於二零零四年六月三十日 *千港元*	於二零零三年十二月三十一日 *千港元*
一個月內到期或按通知償還	2,207	1,890
貿易應付款總額	2,207	1,890
其他應付款及應計費用	22,417	19,916
欠聯號公司款項	—	554
	24,624	22,360

11. 股本

已發行及繳足	**股份數目** *千股*	*千港元*
於二零零四年六月三十日	383,126	383,126

截至二零零四年六月三十日止期間，本公司已發行股本並無變動。

於二零零四年六月三十日並無尚未行使之購股權。

12. 儲備

儲備變動載於綜合權益變動報表。

13. 承擔

不可撤銷之土地及樓宇經營租約之未來最低租金付款總額如下：

	於二零零四年六月三十日 *千港元*	於二零零三年十二月三十一日 *千港元*
須於一年內支付	998	954
須於一年後但五年內支付	257	760
	1,255	1,714

7. 每股盈利

a) 每股基本盈利

每股基本盈利是根據除稅後股東應佔溢利5,500,000港元(二零零三年：11,200,000港元)及於期內已發行普通股383,125,524股(二零零三年：383,125,524股)計算。

b) 每股攤薄盈利

鑒於期內並無攤薄潛在普通股，故每股攤薄盈利並不適用。

8. 貿易及其他應收款

貿易及其他應收款(扣除應收呆壞賬後之撥備)分析如下：

	於二零零四年六月三十日	於二零零三年十二月三十一日
	千港元	*千港元*
本期	8,239	6,488
逾期一個月至三個月	2,373	6,016
逾期多於三個月但少於十二個月	4,273	1,650
應收貿易賬款總額	14,885	14,154
其他應收款、存款及預付款項	8,040	5,965
聯號公司欠款	4,218	3,181
應收股息	—	14,760
	27,143	38,060

債項於記賬之日起計一個月內到期。然而，逾期三個月之應收款之所有未償還結餘，須於進一步批出任何信貸前結清。

9. 現金及現金等價物

	於二零零四年六月三十日	於二零零三年十二月三十一日
	千港元	*千港元*
銀行及其他財務機構之存款	466,900	497,056
銀行及手頭現金	24,634	30,110
	491,534	527,166

5. 稅項

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
香港稅項	—	—
海外稅項	71	55
	71	55

香港利得稅乃按在香港賺取之估計應課稅溢利以稅率17.5%(二零零三年：17.5%)撥出準備。海外稅項乃按本集團業務所在國家之估計應課稅溢利以當地適用之稅率撥出準備。

根據開曼群島稅務優惠法(經修訂)第6條之規定，本公司獲豁免繳納開曼群島稅項，由一九八九年起計，為期二十年。

於結算日，本集團並無重大未撥備遞延稅項。

6. 股息

a) 中期應佔股息

本公司董事已議決不宣派截至二零零四年六月三十日止六個月之中期股息(二零零三年：無)。

b) 上一個財政年度應佔已於中期期間批准及派付之股息

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
就上一個財政年度已於中期期間批准及派付之末期股息為每股3仙(二零零三年：2仙)	11,494	7,663

地理分類

本集團之投資活動主要在香港及新加坡進行。

酒店業有關服務由在美國之附屬公司進行。

於呈列以地理分類為基礎之資料時，投資控股之分類收益乃按投資之地理位置呈列，而酒店業有關服務之分類收益則按客戶所處地理位置呈列。

	香港		新加坡		美國	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
來自外界客戶之收益	1,641	5,337	1,541	786	28,827	28,761
經營溢利／(虧損)	3,356	11,342	541	678	2,048	(803)

3. **行政開支**

行政開支大部份因酒店業有關服務業務單位而產生。

4. **除稅前來自正常業務之溢利**

除稅前來自正常業務之溢利乃經扣除／(計入)：

	截至六月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
固定資產折舊	894	1,461
無形資產之攤銷	31	31
滙兑(收益)	(1,751)	(4,351)
銷售固定資產虧損／(收益)淨額	16	(65)
按公平價值列示之證券未變現收益(淨額)	(6,190)	(7,458)

2. 分類資料

分類資料以本集團之業務及地理分類呈列。業務分類被選為主要報告形式，因為業務分類跟本集團之內部財務申報相近。

業務分類

本集團包括下列主要業務分類：

投資控股：　投資活動

酒店業有關服務：　電子貿易平台、提供酒店業之解決方案、酒店管理服務、訂房服務、保險銷售及風險管理服務、工資服務及採購服務。

	投資控股		酒店業有關服務		綜合	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元
來自外界客戶之收益	2,272	6,086	29,737	28,798	32,009	34,884
經營溢利／(虧損)	3,655	12,020	2,290	(803)	5,945	11,217
稅項					(71)	(55)
少數股東權益					(401)	27
股東應佔溢利					5,473	11,189
期內折舊及攤銷	618	541	307	951	925	1,492

未經審核中期財務報告附註

1. 編製基準

本中期財務報告乃未經審核，惟已經由畢馬威會計師事務所根據香港會計師公會發出之核數準則第700號「審核中期財務報告之委聘」審閱。畢馬威會計師事務所致董事會之獨立審閱報告載於第13頁。

中期財務報告乃根據香港聯合交易所有限公司主板上市規則之規定，包括遵照香港會計師公會發出之會計實務準則第25號「中期財務報告」編製。

中期財務報告所載有關截至二零零三年十二月三十一日止財政年度之財務資料，並不構成本公司在該財政年度之法定賬目，惟取材自該等法定賬目。截至二零零三年十二月三十一日止年度之法定賬目可從本公司之註冊辦事處索閱。核數師已就該等賬目在其二零零四年二月十九日之報告中作出無保留意見。

於二零零三年年度賬目中採納之會計政策，亦應用於中期財務報告。

中期財務報告之附註，包括對理解本集團自二零零三年年度賬目以來之財務狀況及表現之變動有重大關係之事項及交易之說明。

簡明綜合現金流量表

截至二零零四年六月三十日止六個月－未經審核

	截至六月三十日止六個月 二零零四年 *千港元*	 二零零三年 *千港元*
經營業務之現金流入淨額	13,805	3,460
投資活動之現金流出淨額	(38,842)	(25,078)
融資活動之現金流出淨額	(11,494)	(7,663)
現金及現金等價物減少	(36,531)	(29,281)
於一月一日之現金及現金等價物	527,166	553,372
滙率變動之影響	899	(21)
於六月三十日之現金及現金等價物	491,534	524,070
現金及現金等價物結餘分析		
銀行及手頭之現金	24,634	27,927
銀行及其他財務機構存款	466,900	496,143
	491,534	524,070

第6至第12頁之附註為本中期財務報告之一部份。

綜合資產負債表

於二零零四年六月三十日－未經審核

	附註	於二零零四年六月三十日 千港元	於二零零三年十二月三十一日 千港元
非流動資產			
固定資產		4,011	5,255
無形資產		444	473
其他財務資產		538	279
非流動資產總值		4,993	6,007
流動資產			
其他財務資產		103,388	58,240
應收賬款及其他應收款	8	27,143	38,060
現金及現金等價物	9	491,534	527,166
流動資產總值		622,065	623,466
流動負債			
應付賬款及其他應付款	10	(24,624)	(22,360)
税項撥備		(1,087)	(1,048)
流動負債總值		(25,711)	(23,408)
淨流動資產		596,354	600,058
資產減流動負債總值		601,347	606,065
少數股東權益		(25,748)	(25,212)
資產淨值		575,599	580,853
資本及儲備			
股本	11	383,126	383,126
儲備	12	192,473	197,727
		575,599	580,853

第6至第12頁之附註為本中期財務報告之一部份。

綜合權益變動報表－*未經審核*

	股本 *千港元*	儲備 *千港元*	總計 *千港元*
於二零零三年一月一日	383,126	172,971	556,097
就上一個財政年度已於中期期間批准及派付之末期股息為每股2仙	—	(7,663)	(7,663)
上半年溢利	—	11,189	11,189
換算外國附屬公司之財務報表之滙兑差額	—	(70)	(70)
於二零零三年六月三十日	383,126	176,427	559,553
於二零零三年七月一日	383,126	176,427	559,553
下半年溢利	—	21,917	21,917
換算外國附屬公司之財務報表之滙兑差額	—	(617)	(617)
於二零零三年十二月三十一日	383,126	197,727	580,853
於二零零四年一月一日	383,126	197,727	580,853
就上一個財政年度已於中期期間批准及派付之末期股息為每股3仙	—	(11,494)	(11,494)
上半年溢利	—	5,473	5,473
換算外國附屬公司之財務報表之滙兑差額	—	767	767
於二零零四年六月三十日	383,126	192,473	575,599

第6至第12頁之附註為本中期報告之一部份。

業績

City e-Solutions Limited（「本公司」）董事欣然公佈本公司及其附屬公司（「本集團」）截至二零零四年六月三十日止六個月之中期未經審核綜合業績，連同比較數字列載如下。

綜合損益賬

截至二零零四年六月三十日止六個月－未經審核

	附註	截至六月三十日止六個月 二零零四年 千港元	二零零三年 千港元
營業額	2	32,009	34,884
銷售成本		(10,574)	(8,952)
毛利		21,435	25,932
其他收入（淨額）		8,484	11,954
行政開支	3	(23,974)	(26,669)
經營溢利	2	5,945	11,217
除税前來自正常業務溢利	4	5,945	11,217
税項	5	(71)	(55)
除税後來自正常業務溢利		5,874	11,162
少數股東權益		(401)	27
股東應佔溢利		5,473	11,189
股息	6	—	—
期內保留溢利		5,473	11,189
每股盈利	7		
基本		1.43仙	2.92仙

第6至第12頁之附註為本中期報告之一部份。

目　錄

City e-Solutions Limited

（於開曼群島註冊成立之有限公司）

（股份代號：557）

二零零四年

中期財務報告

截至二零零四年六月三十日止六個月